ITEX Corporation
3326 160th Ave. SE, Ste 100
Bellevue, WA 98008

July 14, 2010

Transmitted by EDGAR Submission

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Attention:	H. Christopher Owings, Assistant Director
                               Ronald E. Alper, Staff Attorney

Re:	ITEX Corporation
Form 10-K for the Year Ended July 31, 2009
Filed October 15, 2009
Form 10-Q for the Period Ended April 30, 2010
Filed June 9, 2010
Definitive Proxy Statement on Schedule 14A
Filed November 2, 2009
Comment Letter dated July 7, 2010
File No. 0-18275

Dear Messrs. Owings and Alper:

On behalf of ITEX Corporation (“ITEX”), we submit the following response to your comment letter dated July 7, 2010.  Set forth below are the Staff’s comments followed by our responses.

Form 10-Q for the Period Ended April 30, 2010

Exhibit 32.1

1.
We note that the certification refers to your Form 10-Q for the quarter ended October 31, 2008. Please revise your certification to refer to your quarterly report on Form 10-Q for the period ending April 30, 2010 and refile your entire 10-Q, including all certifications.

Response:

We have refiled our Form 10-Q for the period ending April 30, 2010 with the corrected certification in Exhibit 32.1

Mr. H. Christopher Owings
July 14, 2010

Sincerely,
ITEX CORPORATION

/s/ Steven White
Steven White
Chief Executive Officer

cc:	Stephen Tollefsen
Tollefsen Business Law P.C.

John Browne, Partner
Ehrhardt Keefe Steiner & Hottman PC